MOB CYCLE

ANNUAL REPORT

April 2019



[THIS PAGE INTENTIONALLY LEFT BLANK]

M CYCLE, LLC

This Annual Report (this "**Disclosure**") is furnished with respect to the certain securities ("**Securities**") offered and sold by M CYCLE, LLC (formerly MOB CYCLE, LLC), a Utah limited liability company ("**M CYCLE**", **"MOB CYCLE"** or the "**Issuer**") through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

[THIS SECTION INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

_____

APPENDIX A FINANCIAL STATEMENTS & OFFICER CERTIFICATION

I. SUMMARY OF BUSINESS

SUMMARY OF ISSUER'S LEGAL STATUS

Name of Issuer	M CYCLE, LLC
Legal Status of Issuer	Limited Liability Company
Jurisdiction of Organization	UT
Date of Incorporation	02-01-2018
Physical Address of Issuer	355 W 400 S, Salt Lake City, UT 84111
Number of Employees	0

SUMMARY OF ISSUER'S BUSINESS PLAN

MOB CYCLE is not reinventing the wheel, so to speak - it has simply made it better. Workouts will consist of 45- and 60-minute classes that are rhythm-based and specifically choreographed to ensure consistency between instructors. By the end of year one, MOB CYCLE plans to offer 40 classes per week.

Cycling classes will cost $20, a very competitive fee for boutique fitness and especially so considering the quality of instructors and amenities. Students and military — with proof of ID — will enjoy an $18 class rate. Riders will also gain loyalty points/rewards for bookings and purchases made online.

Marketing efforts will be essential to MOB's success. Website, social media and email updates will launch six months prior to opening. Targeted advertising and pop-up rides at various events and conferences will launch four months prior. In the two months leading up to MOB's opening, the studio will book its first press and social influencer rides. As MOB is truly a community experience, the studio's opening week will celebrate with group events including friends and family rides, social media contests and a live DJ open house.

As the business plans to grow across the Mountain West region, MOB apparel will also help to establish the brand. Fitness gear such as leggings, tees and sweatshirts will be available in studio and branded with the MOB logo and its mantras. Shoe rentals will cost $2 per class but MOB will also offer a variety of spin shoes for purchase.

II. DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

The total budget to build out MOB CYCLE was anticipated to be approximately $337,000. The Issuer has raised $117,400 through a Regulation Crowdfunding offering on NextSeed in July 2018. The Issuer's equity owners committed to fund or arrange for additional financing to complete the build out.

EXISTING SECURITIES AS OF END OF 2018

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Interest	100%	100%		
NextSeed Notes	$117,400	$117,400	None	Set forth in the note purchase agreement among the Issuer and the Investors

PREVIOUS EXEMPT OFFERINGS

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
July 2018	Section 4(a)(6)	NextSeed Notes	$117,400	Buildout of the business

MATERIAL TERMS OF ANY INDEBTEDNESS AS OF END OF 2018

None.

III. KEY PERSONS

OFFICERS OF THE ISSUER

Megan Tyrrell

Founder and CEO, Member, Inception - Present

Megan is a fitness professional with over ten years of experience in the industry. She previously partnered and launched POPcycle 2.0, an indoor cycling boutique studio in Laguna Beach, CA in 2014. Simultaneously, she held three key positions: Lead Instructor, Director of Instructor Certification and General Manager. Her proficiency in the fitness industry extends to talent management, operations, finance, in addition to teaching and training. Having cultivated fun, magnetic cultures with five-star customer service, Megan can't wait to now bring her vision and talents to her home state of Utah.

Richmond Tyrrell

Chief Operations Officer, Member, Inception - Present

Richmond is a senior producer at Envoy, an award-winning design and product innovation agency in Southern California, since October 2014. His responsibilities include managing cross-functional teams, project finances and profitability, design and development teams, and growth operations for clients such as VIZIO, Oakley, Verizon and Unite4Good. Richmond specializes in efficiency, operations, and positive team culture.

IV. RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Business Risks

The Issuer's success depends on its brand perception, in part, upon the popularity of its studio and the customer's experience because of the quality of the service. The Issuer intends to reinforce and extend positive brand perception, through investment in targeted marketing and offline experiences that the Issuer has carefully cultivated in the past four years. Any shortcomings in the Issuer's brand building initiatives or business incidents that diminish customer perceptions of the Issuer's brand could negatively impact revenues. If the Issuer overestimates the demand for its business or underestimates the popularity of its competition**,** the Issuer may not fully realize its anticipated revenue. The Issuer's business, financial condition and results of operations depends in part on the Issuer's ability to anticipate, identify and respond to changing consumer preferences. Any failure by the Issuer to anticipate and respond to changing customer preferences could make the Issuer's business less appealing and adversely affect business.

Unlike many other fitness establishments, the Issuer does not intend to offer a membership option and will rely on class package sales, individual class sales in-studio and online sales. The Issuer relies on marketing, sales-driven front desk staff and talented instructors to influence attendance. MOB CYCLE will also encourage online purchases in advance to ensure timely booking. There could be frustrations for "walk-in" clients if classes are full. Clients may voice dissatisfaction because class packages have expiration dates. Any failure by the Issuer to manage client expectations could adversely affect its business.

Reputational Risks

Adverse publicity concerning the boutique fitness industry, cycling industry and the business could damage the Issuer's brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. The Issuer relies on social media, as one of its marketing strategies, to have a positive impact on both its brand value and reputation. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted.

There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and the Issuer's financial performance. The harm may be immediate without affording the Issuer an opportunity for redress or correction.

Competition Risks

The market for fitness studios is competitive and the Issuer may need to compete with other established competitors such as: other cycling oriented competitors, general health and fitness clubs, private studios, amenity and condominium clubs and, to a certain extent, the home-use fitness equipment/software industry that offer or make available cycling alternatives. The Issuer competes with these other businesses on the basis of quality and price of services offered, atmosphere, location and overall customer experience. The entrance of new competitors into the Issuer's markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. The number of competitor studios and other venues such as fitness clubs that offer lower pricing for cycling or similar experience and a lower level of service continues to grow in the Issuer's market. These studios and other venues have attracted, and may continue to attract, customers away from the Issuer. In addition, large competitors could enter the Issuer's markets to open a chain of studios through one or a series of acquisitions. Any inability to compete successfully with competitors, shifts in consumer preferences away from the fitness industry or the Issuer's inability to develop new products or services that appeal to consumers may negatively affect revenues.

Management Risks

Any operational growth experienced by the Issuer will place additional demands on the Issuer's administrative, management and financial resources. If the Issuer's management does not effectively manage growth, the Issuer's operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on the Issuer's ability to manage its organizational structure and financial resources.

Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the members of the Issuer's leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of the Issuer's leadership team or other key management personnel leave, the Issuer may have difficulty replacing them, and the business may suffer. There can be no assurance that the Issuer will be able to successfully attract and retain the leadership team and other key management personnel needed.

Labor Supply Risks

A primary component of the Issuer's operations is labor. The Issuer's team of instructors are the heartbeat of MOB CYCLE. The flagship group was professionally trained with first hand expierence of the best in the industry in Southern California, where the spin culture is elite. The Issuer and its culture make MOB Cycle an enjoyable workplace and is the backbone to the company. It is critical that the organization maintain cultivating the existing talent and continually grow with new like-quality instructors. The Issuer plans to hold monthly tryouts where potential instructors can audition for the opportunity to join the team. The Issuer will also hold month-long training for new front desk staff and managers. The training will also include a protocol in case of emergency situations.

All instructors will be independent contractors, and front office staff on location will be employees, 70% of them part time. The Issuer competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Issuer devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees, including instructors. If the Issuer is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

Market Conditions

The Issuer's success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on the revenue, results of operations, business and financial condition. The Issuer's sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or the Issuer is forced to move its operations to a different location, revenues may be negatively impacted. The Issuer's success also depends on the popularity of the fitness industry and indoor cycling. Any shift in consumer preferences away from the Issuer's business concept could negatively affect financial performance.

Operational Risks

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

Real Estate Risks

The Issuer is leasing the business location and is subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the business may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to close or move the location.

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

Development Risk

The Issuer's dependence on development exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations;
- development costs incurred for projects that are not pursued to completion;
- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;
- ability to raise capital; and
- governmental restrictions on the nature or size of a project or timing of completion.

The Issuer cannot assure you that any development project will in fact be developed, and, if developed,

Supply and Delivery Cost Risks

Equipment and certain products and services used by the Issuer, including the exercise equipment and point-of-sale software and hardware, are sourced from third-party suppliers. Although the Issuer believes that adequate substitutes are currently available, the Issuer depends on these third-party suppliers to operate the business efficiently and consistently meet business requirements. Supplies and prices of the various equipment and products used by the Issuer can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Issuer to shortages or interruptions in product supplies, which could adversely affect revenue. The Issuer does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. If the Issuer has long-term purchase commitments in excess of what the Issuer needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and the Issuer has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Issuer's vendors, suppliers or distributors are unable to fulfill their obligations to the Issuer's standards, or if a replacement provider cannot be found in the event of a supply or service disruption, the Issuer could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Issuer's business, financial condition and results of operation.

Legal Risks

Businesses in the Issuer's industry can be adversely affected by litigation and complaints from customers or government authorities resulting from health claims, injury or other health concerns or other various operating issues stemming from the studios. While all participants are required to sign damage waivers to participate in class, riders could assert claims of personal injury in connection with their use of MOB CYCLE services and facilities. While the classes promote safe and low impact stress on the body, there is a chance of injury if a rider does not follow correct instructional protocols. Any negative publicity about these allegations may negatively affect the Issuer, regardless of whether the allegations are true, by discouraging customers from patronizing the Issuer. The Issuer may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Issuer cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Issuer's business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Issuer be used to defend any claims.

Information Technology Risks

The Issuer relies heavily on information systems, such as point-of-sale processing, for management of the Issuer's supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Issuer's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Issuer's operations depend on nextseed

INTENDED FOR REVIEW BY INVESTORS ONLY. DO NOT COPY OR DISTRIBUTE.

its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Issuer's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments and financial loss.

Accounting Risks

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

Regulatory Risks

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect the Issuer's revenue and operating margins.

The Issuer is subject to various federal, state and local regulations, including regulations related to zoning and building codes, land use and employee, health, sanitation and safety matters. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. It is difficult to predict the future development of such laws or regulations, and compliance with existing regulations and any changes in such regulations can become costly and affect the Issuer's operating results.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Risks from Work Stoppages, Terrorism or Natural Disasters

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. Neither the Issuer nor NextSeed guarantees loan payment or investor returns.

Risks Relating to Debt Financing

The Issuer's debt service obligations may adversely affect its cash flow. As a result of any debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.

V. CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

AFFILIATED PARTY TRANSACTIONS

The Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

OTHER MATTERS

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed)

nextseed

INTENDED FOR REVIEW BY INVESTORS ONLY. DO NOT COPY OR DISTRIBUTE.

may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the issuer's website at: wearemobcycle.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

FINANCIAL STATEMENTS & OFFICER CERTIFICATION

M CYCLE, LLC

I, Megan Tyrrell, Member of M CYCLE, LLC, certify that the financial statements of M CYCLE, LLC included in this Form are true and complete in all material respects.

/s/ Megan Tyrrell
Name: Megan Tyrrell
Title: Member

MOB CYCLE

Balance Sheet

As of December 31, 2018

04/26/19

	Dec 31, '18
ASSETS	
Current Assets	
Checking/Savings	
MACU-Checking	7,950.24
MACU-Savings	54,868.52
Total Checking/Savings	62,818.76
Total Current Assets	62,818.76
Other Assets	
Security Deposits Asset	15,550.00
Total Other Assets	15,550.00
TOTAL ASSETS	78,368.76
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Credit Card	2,487.79
Total Other Current Liabilities	2,487.79
Total Current Liabilities	2,487.79
Long Term Liabilities	
NextSeed Loan	108,820.00
Total Long Term Liabilities	108,820.00
Total Liabilities	111,307.79
Equity	
Opening Balance Equity	105.00
Net Income	-33,044.03
Total Equity	-32,939.03
TOTAL LIABILITIES & EQUITY	78,368.76

MOB CYCLE

Profit and Loss Statement

January through December 2018

	Jan - Dec '18
Ordinary Income/Expense	
Expense	
Advertising and Promotion	5,406.40
Automobile Expense	3.00
Bank Service Charges	557.00
Business Licenses and Permits	1,985.02
Business Services	87.72
Charitable Contributions	100.00
Computer and Internet Expenses	1,600.11
Meals and Entertainment	144.71
Miscellaneous Expense	0.14
Printing and Reproduction	190.09
Professional Fees	7,820.00
Rent Expense	12,292.08
Travel Expense	450.00
Utilities	2,441.38
Total Expense	33,077.65
Net Ordinary Income	-33,077.65
Other Income/Expense	
Other Income	
Interest Income	33.62
Total Other Income	33.62
Net Other Income	33.62
Net Income	-33,044.03

MOB CYCLE

Statement of Cash Flows

January through December 2018

04/26/19

	Jan - Dec '18
OPERATING ACTIVITIES	
Net Income	-33,044.03
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Credit Card	2,487.79
Net cash provided by Operating Activities	-30,556.24
INVESTING ACTIVITIES	
Security Deposits Asset	-15,550.00
Net cash provided by Investing Activities	-15,550.00
FINANCING ACTIVITIES	
NextSeed Loan	108,820.00
Opening Balance Equity	105.00
Net cash provided by Financing Activities	108,925.00
Net cash increase for period	62,818.76
Cash at end of period	62,818.76

MOB CYCLE

